SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2013

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by the Registrant and entitled, "G. Willi-Food Announces Agreement to Grant Convertible Loan of NIS 65 Million (Approximately Usd 18.3 Million) to Participant in Proposed Reorganization Plan For IDB Holding Corporation."

This Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 of the Registrant filed with the Securities and Exchange Commission on October 25, 2006 (File No. 333-11848 and 333-138200).

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD. (the "Registrant")
Dated: November 29, 2013	By:	/s/ Raviv Segal
Name: Raviv Segal Title: Chief Financial Officer

FOR IMMEDIATE RELEASE

G. WILLI-FOOD ANNOUNCES AGREEMENT TO GRANT CONVERTIBLE LOAN
OF NIS 65 MILLION (APPROXIMATELY USD 18.3 MILLION) TO PARTICIPANT
IN PROPOSED REORGANIZATION PLAN FOR IDB HOLDING CORPORATION

YAVNE, Israel – November 29, 2013 -- G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), is pleased to announce that it has reached an agreement with C.D-B.A Holdings (Designated) (2013) Ltd. ("C.D-B.A") according to which the Company would provide a convertible loan in the aggregate amount of NIS 65 million (approximately USD 18.3 million) (the "Loan"), convertible at the election of the Company into shares of IDB Holding Corporation ("IDBH") or IDB Development Company Ltd. ("IDBD"), each traded on the Tel Aviv Stock Exchange, to be held by C.D-B.A.

IDBH is one of the largest holding companies in Israel and controls, both directly and indirectly through its holding companies, in companies involved in a wide range of business activities in Israel and abroad, such communications, retail, real estate, finance, insurance and aviation.  IDBH conducts many of its activities through its holdings in IDBD, its wholly owned subsidiary.  IDBH and IDBD are currently in debt reorganization proceedings in Israeli court.

The number of shares issuable upon conversion of the Loan will be determined based on the ratio between the principal amount of the Loan and the amount of equity contributed by C.D-B.A in the context of debt arrangement of IDBH.  To the best knowledge of the Company, C.D-B.A is owned 70% indirectly by Emblaze Ltd., a public company listed on the London Stock Exchange ("Emblaze"), and 30% by Mr. Nochi Dankner and his family members ("Dankner").

C.D-B.A is part of a group of investors that also includes Netz Group Ltd., Alon Car Garage (1992) Ltd., Mr. Daniel Hosidman and the Nakash family (collectively, the "Investor Group") that financially supports the most recent reorganization plan between IDBH and its creditors submitted by IDBH to Israel court under Section 350 of the Israel Companies Law (the "Plan").  The Loan will be convertible at the election of the Company into shares of the company (IDBH or IDBD) into which the Investor Group determines to invest pursuant to the Plan.

The Loan is intended to be used by C.D-B.A to consummate the Plan. The amount of the Loan will be included with the other funds deposited in trust to secure the investment of the Investor Group in IDBH, pursuant to the Plan.

Unless otherwise determined by the Company, the Loan will be due and payable one year from the date of deposit or six months from the date of closing set according to the Plan (the "Original Repayment Date"). The Loan will bear interest at the rate of 5% annually compounded annually from the date of deposit until the date of relevant repayment and will be linked to the CPI as published on November 15, 2013. In the event that the Plan is not approved by the court, or if other preconditions to closing are not satisfied, the Loan will be repaid and returned to the Company before the original repayment date including linkage differential and accumulated interest (the "Early Prepayment Date").

The Company may elect to extend the Original Repayment Date for an additional three (3) years from closing by providing a prior written notice to C.D-B.A at least 30 days prior to the Original Repayment Date. At any time following the Original Repayment Date, the Company may demand immediate repayment by providing a written notice to C.D-B.A 60 days in advance (the "Final Repayment Date").  The Loan will bear late interest of 1% per month if the Loan is not repaid by the Original Repayment Date, Early Repayment Date or Final Repayment Date, as the case may be.

From closing and at the Company's election, the Loan will be convertible into shares of IDBH or IDBD held by C.D-B.A subject to satisfaction of the following conditions (in addition to conditions precedent set forth in the Plan): (i) approval of the Israel Trust Authority to the joining by the Company to the Investor Group and to the shareholders agreement (described below) and (ii) satisfaction by the Company of the requirements of the Law of Concentration, including in a manner that doesn't impose material limitations on IDBH and/or companies under its control or require them to take material actions.  To the extent the Company does not satisfy these conditions, it will be permitted to transfer the Loan to a third party that satisfy the conditions, who would convert the Loan on the date of transfer and join the Investor Group.  The transfer to a third party will be subject to a right of first refusal to C.D-B.A pursuant to the shareholders agreement.  In the case of conversion of the Loan, the Loan will not bear interest or linkage, and the Company will not be entitled to any payment on account of the Loan.

According to the agreement, on the date of conversion and a condition of conversion, the Company will join as a party to the shareholders agreement of the Investors Group relating to their holdings in IDBH or IDBD, as the case may be.  The shareholders agreement will address, among others,  (i) coordination of voting at shareholder meetings of IDBH or IDBD, as the case may be (with limited exceptions), (ii) appointment of directors of IDBH or IDBD, as the case may be, such that C.D-B.A would be able to appoint a majority of the directors and other shareholders appoint the remaining directors; upon conversion of the Loan to shares, the Company will have the right to recommend the appointment of one director in IDBH and the companies under its control so long as the Company continues to hold at least 75% of the shares it acquires upon conversion of the Loan, (iii) amendment to articles of association of IDBH and IDBD requiring 80% director vote for approving the expense line item of the budget and any material change thereto, (iv) amendment to the articles of association of IDBH and IDBD requiring 66% director vote to approve related party transactions under the Israel Companies Law, (v) appointment of CEO who will be citizen and resident of Israel not related to a member of the Investor Group, (vi) prohibition on the transfer of shares for three years from closing (other than permitted transferees), (vii) permission to encumber shares to recognized financial institution, (viii) transfer of shares post three year restriction period (and/or other securities of IDBH or IDBD, as the case may be) subject to first refusal right of C.D-B.A, (ix) shareholders other than C.D-B.A granted a tag along right in the event of a sale by C.D-B.A of securities in IDBH or IDBD, as the case may be, and (x) permission granted to C.D-B.A to add third parties who join the investment in IDBH or IDBD, as the case may be, so long as the director appointment and put rights of the other investors are not adversely affected.

The agreement further provides that at time of conversion of the Loan, the Company will have a put option to sell to C.D-B.A all or part of the shares acquired upon conversion of the Loan in consideration for a per share price equal to the original investment amount of the Company per share plus annual interest of 5% per annum compounded annually from closing until conversion of the Loan. The put may be exercised beginning 36 months following the closing until 72 months following the closing.  The put option is not transferrable to a third party purchaser of the shares (other than a permitted transferee) and is subject to adjustment for dividends, bonus shares, rights offereings, share splits and share combination.  Non-payment of the consideration by C.D-B.A will bear interest at 0.75% per month, and C.D-B.A in such case will immediately cease the service of any directors on account of Mr. Nochi Dankner, Yitzhak Dankner and Emblaze such that the number of directors on account of the Company and other shareholders will equal the number of directors on account of C.D-B.A and its related parties.

The agreement provides that in order to secure the repayment of the Loan, at closing C.D-B.A will deposit in trust the shares into which the Loan is covertible and will grant a first priority security interest in favor of the Company.  In addition, Emblaze guaranteees the full payment of all C.D-B.A obligations to repay the Loan and the payment of amounts on account of the put.

Mr. Zwi Williger, the Company's Chairman of the Board of Directors, stated "We are very excited to become a stakeholder in one of Israel's most diverse companies. IDBH's current status has presented us with an opportunity that has the potential to become a profitable long-term investment for our Company.  We have elected to act cautiously, however, by granting a loan on terms we believe to be favorable, while at the same time obtaining a three year option to determine whether we wish to become a shareholder in the IDB group. Any shareholder with questions regarding the transaction may contact me at 972-52-357-4066."

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission on April 30, 2013. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:

G. Willi Food International Ltd.
Raviv Segal, CFO
 (+972) 8-932-1000
raviv@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.